UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010 [NO FEE REQUIRED]

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission File Number: 0-23008

Valassis Employees’ Retirement Savings Plan

Valassis Communications, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	38-2760940
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

19975 Victor Parkway

Livonia, Michigan 48152

(address of principal executive offices)

Registrant’s Telephone Number: (734) 591-3000

Valassis Employees’ Retirement Savings Plan

Financial Statements
(and supplemental schedule)
Years Ended December 31, 2010 and 2009

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership, and the U.S. member of

BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Valassis Employees’ Retirement Savings Plan

Financial Statements

(and supplemental schedule)

Years Ended December 31, 2010 and 2009

Valassis Employees’ Retirement Savings Plan

Independent Auditors’ Report

To the Plan Administrator

Valassis Employees’ Retirement Savings Plan

Livonia, Michigan

We have audited the accompanying statements of net assets available for benefits of the Valassis Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Troy, Michigan

June 22, 2011

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Financial Statements

Valassis Employees’ Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Assets

Investments, at fair value (Notes 2, 4, and 5)
Common collective funds	$161,445,015	$141,868,035
Mutual funds	161,016,810	130,591,384
Valassis stock fund	33,734,971	28,821,733
Self-directed brokerage account	23,534,800	19,548,323

Total Investments at Fair Value	379,731,596	320,829,475

Receivables
Notes receivable from participants	11,240,427	9,778,103
Employer contributions	8,877,736	10,469,494

Total Receivables	20,118,163	20,247,597

Insurance Contracts	32,656	31,222

Total Assets	399,882,415	341,108,294

Liabilities
Corrective distributions to employees	944,659	—

Net Assets Available for Benefits	398,937,756	341,108,294

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	592,823	2,406,776

Net Assets Available for Benefits	$399,530,579	$343,515,070

See accompanying independent auditors’ report and notes to financial statements.

Valassis Employees’ Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2010	2009

Additions

Contributions
Participant	$16,555,276	$16,244,227
Employer	8,940,521	10,533,757

Total Contributions	25,495,797	26,777,984

Investment Income
Interest and dividends	2,826,662	1,788,290
Net realized and unrealized gains
Employer common stock	20,919,658	36,644,168
Mutual funds	14,932,667	29,682,414
Brokerage account	1,961,676	9,303,963
Common collective funds	15,011,847	19,221,598

Total Investment Income	55,652,510	96,640,433

Other Income
Interest income - notes receivable from participants	497,508	573,572

Total Additions	81,645,815	123,991,989

Deductions
Benefit payments and other deductions	21,562,255	14,129,209
Hardship and other withdrawals	3,642,557	2,282,115
Administrative expenses	425,494	352,744

Total Deductions	25,630,306	16,764,068

Net Increase in Net Assets Available for Benefits	56,015,509	107,227,921

Net Assets Available for Benefits, beginning of year	343,515,070	236,287,149

Net Assets Available for Benefits, end of year	$399,530,579	$343,515,070

See accompanying independent auditors’ report and notes to financial statements.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

1. Plan Description

The following brief description of the Valassis Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

General

Employees of Valassis Communications, Inc. (“Valassis” or the “Company”) may become participants upon date of hire in the 401(k) portion of the Plan. Employees become eligible for the profit sharing portion of the Plan after they have completed the eligibility requirements which are one year of service and 1,000 hours of service. Collectively bargained employees are subject to the terms of their bargaining agreement. Once eligible for profit sharing, employees must work 1,000 hours in the Plan year in order to receive a profit sharing contribution for that year.

Contributions

Participants may contribute a self-determined portion, between 1 percent and 50 percent, of their compensation to the Plan, subject to tax deferral limitations established by the Internal Revenue Code. Participants may elect between pre-tax contributions or Roth 401(k) after-tax contributions. Collectively bargained employees are subject to their contract terms.

Effective January 1, 2008, the Plan allows for an employer match for union employees of 100 percent of the first 6 percent of salary annually. Employer matching contributions for the years ended December 31, 2010 and 2009 amounted to $64,147 and $62,751, respectively.

The Company may also make a discretionary profit-sharing contribution based on the compensation of the participant. Employer profit-sharing contributions for the years ended December 31, 2010 and 2009 amounted to $9,014,682 and $10,471,006, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions and plan earnings and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Participants elect to invest their account balance and contributions among various investment options provided by the Valassis Employees’ Retirement Savings Plan Retirement Plan Committee (the “Committee”), including an option to invest in the Company common stock.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Participant Loans

The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50 percent of the value of the participant’s account. This limit is imposed on the combined total of all loans from the Plan. Loan applications must be approved and are not available to highly compensated employees, officers, or stockholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a primary residence, in which case the Plan Administrator may extend the term up to 10 years. The loans are collateralized by the balance in the participant’s account. Interest rates are established at the prime rate, as determined by the Plan Administrator, as of the beginning of the month in which the loan originates.

Forfeitures

Voluntary employee contributions are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts may be used by the Company to offset future contributions and plan expenses. Vesting of employer contributions is described below. Forfeitures applied against employer contributions in 2010 and 2009 totaled $138,308 and $0, respectively. Forfeitures applied against plan expenses in 2010 and 2009 totaled $65,800 and $38,369, respectively. At December 31, 2010 and 2009, there were approximately $206,700 and $65,100, respectively, in forfeited nonvested accounts.

Hardship and Other Withdrawals

Participants may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, education or medical expenses, to prevent eviction or foreclosure on a participant’s principal residence, burial or funeral expense for a spouse, parent, child or tax dependent, or expenses for the repair of damage to a participant’s principal residence that would qualify for casualty deduction under Code Section 165. In addition, the Plan allows for in-service distributions, as defined by the Plan.

Benefit Payments

The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant’s account becomes payable to the participant or his or her beneficiary. All benefits are payable in a lump-sum amount or qualified joint and survivor annuity. Benefit payments to participants are recorded upon distribution.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Vesting

Employee contributions are vested 100 percent at the time they are made. Employer contributions are vested in accordance with the following schedule:

Years of Service	Percentage

1	20%
2	40%
3	60%
4	80%
5	100%

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Accounting guidance requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. Accordingly, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recent Accounting Pronouncements

The following new standards were effective for the Plan in 2010:

Disclosures about Fair Value Measurements - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) - Improving Disclosures about Fair Value Measurements.” The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items was effective for the Plan in 2010 and its adoption did not have a significant impact on the financial statements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011. See Note 5 for the required disclosures.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Reporting Loans to Participants - In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASC 962), which is effective for the Plan in 2010. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010. In accordance with the transition provisions, prior years’ presentation and disclosures have been retrospectively adjusted to conform to the new standard.

Reclassification

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

Investment Valuation, Transactions and Income Recognition

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Mutual Funds - These are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Funds (“CCF”) - These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCF is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. Units of a CCF may generally be purchased and redeemed daily on each business day the CCF is open, subject to acceptance by the trustee. Market timing or excessive and abusive trading are not permitted in CCF. Units in the CCF are not transferable, are not subject to assignment or alienation by any plan participant, may not be pledged as collateral security for any debt of a plan or plan participant and may not be made subject to any claim of any creditor of any plan or plan participant. The Plan is permitted to redeem investment units at NAV on the measurement date. The CCF may participate in securities lending. The objective of the JPMCB SmartRetirement Funds is to seek high total return with a shift to current income and capital appreciation over time as the CCF approaches the target retirement date. To achieve this, the fund invests in a combination of equity, fixed income and short-term mutual funds. The objective of the JPMCB Equity Fund is to seek investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor’s 500 Composite Stock Price index.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Included in the CCF is a stable value fund that has investments in fully benefit-responsive investment contracts which are valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective fund is based on discounting the related cash flows of the underlying investment contracts based on current yields of similar instruments with comparable durations. The stable value fund’s objective is to protect principal while providing a higher rate of return than shorter maturity investments. To achieve this, the fund invests in instruments which are not expected to experience significant price fluctuations in most economic or interest rate environments. However there is no assurance that this objective can be achieved.

The crediting rate is generally adjusted quarterly and is tied to the changing yields on the portfolio as well as the performance of the underlying investments. In addition, the rate at which return is credited to participant accounts (“crediting rate”) can change as the difference between market value and book value of the covered assets changes. As a result, the crediting rate will generally reflect, over time, movements in prevailing interest rates and the performance of the underlying investments. The average crediting rate was 2.9% and 2.5% for the years ended December 31, 2010 and 2009, respectively.

Valassis Communications, Inc. Common Stock - Valassis Communications, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Brokerage Accounts - The CISC Brokerage Option is made up of mutual funds, corporate common stocks interest bearing cash and various other investments. The investments are public investments valued using the Net Asset Value provided by the administrator of the fund or the closing values provided by the applicable stock exchange composite listings for any corporate stock. The NAV is a quoted price in an active market or regional exchange and classified within Level 1 and 2 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Participant loans are reclassified as notes receivable from participants, and are measured at the unpaid principal balance plus accrued interest. The Plan classifies all participants with no payments received for a specified time period according to the Plan document as in default. Defaulted loans are deemed distributed and recorded as benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits. During 2010 and 2009, $96,674 and $96,064 was recorded as deemed distributions, respectively.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

Benefits Payment

Benefit payments are recorded when paid.

Administrative Expenses

Certain plan expenses are paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investment in the Company Stock Fund. At December 31, 2010 and 2009, approximately eight percent of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying value of the Company common stock is entirely dependent upon performance of the Company and the market valuation of such performance.

The Plan invests in various securities including mutual funds, common collective funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the risks and values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Subsequent Events

We monitor significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements to be issued. All subsequent events of which we are aware were evaluated through the filing date of this Form 11-K.

3. Party-In-Interest Transactions

Certain plan investments are shares of funds managed by JP Morgan Chase Bank. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan held $33,734,971 and $28,821,733 of the Company’s stock in the Valassis Stock Fund as of December 31, 2010 and 2009, respectively. Participants have loans from their participant accounts outstanding in the amount of $11,240,427 and $9,778,103 as of December 31, 2010 and 2009, respectively.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

4. Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31,	2010	2009
Investments, at fair value
JPMorgan Equity Index Fund	$47,404,852	$39,192,647
American Funds Growth Fund of America	42,452,675	37,869,490
Harbor International Fund	36,342,539	30,748,946
Valassis Stock Fund	33,734,971	28,821,733
Federated Total Return Bond Fund	26,492,338	17,339,244
Investment, at fair value
JPMorgan Stable Asset Income Fund	57,525,079	58,647,060

5. Fair Value Measurements

Accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The guidance describes three levels of inputs that may be used to measure fair value.

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity of the asset and liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2010 and 2009, respectively.

	As of December 31, 2010
	Level 1	Level 2	Level 3	Total Fair Value

Assets
Collective investment trusts	$—	$161,445,015	$—	$161,445,015

Mutual Funds
Large cap	$71,739,683	$—	$—	$71,739,683
International growth fund	36,342,539	—	—	36,342,539
Mid cap	7,200,943	—	—	7,200,943
Fixed Income fund	26,492,338	—	—	26,492,338
Small cap	19,241,307	—	—	19,241,307

Total Mutual Funds	161,016,810	—	—	161,016,810

Common Stock - VCI	33,734,971	—	—	33,734,971

Brokerage Accounts
Corporate stock - common	14,003,563	—	—	14,003,563
Corporate stock - preferred	123,787			123,787
Interest bearing cash	6,668,642	—	—	6,668,642
Registered investment companies	1,354,112	—	—	1,354,112
Other	—	1,384,696	—	1,384,696

Total Brokerage Accounts	22,150,104	1,384,696	—	23,534,800

Total Assets	$216,901,885	$162,829,711	$—	$379,731,596

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

	As of December 31, 2009
	Level 1	Level 2	Level 3	Total Fair Value

Assets
Collective investment trusts	$—	$141,868,035	$—	$141,868,035

Mutual Funds
Large cap	$63,635,443	$—	$—	$63,635,443
International growth fund	30,748,946	—	—	30,748,946
Fixed Income fund	4,703,011	—	—	4,703,011
Small cap	17,339,244	—	—	17,339,244
Mid cap	14,164,740	—	—	14,164,740

Total Mutual Funds	130,591,384	—	—	130,591,384

Common Stock - VCI	28,821,733	—	—	28,821,733

Brokerage Accounts
Corporate stock -common	8,176,965	—	—	8,176,965
Interest bearing cash	8,998,677	—	—	8,998,677
Registered investment companies	2,177,812	—	—	2,177,812
Other	194,869		—	194,869

Total Brokerage Accounts	19,548,323	—	—	19,548,323

Total Assets	$178,961,440	$141,868,035	$—	$320,829,475

6. Termination of the Plan

Although it has not expressed any intention to do so, the Company has the right, under the Plan to discontinue its contributions and to terminate the Plan under the provisions of the Employee Retirement Income Security Act (“ERISA”). In the event the Plan is terminated, participants would become 100 percent vested in their accounts. Participants will be entitled to the amount credited to their accounts, plus a pro rata share of any unallocated funds or assets of the Plan.

7. Internal Revenue Service Status

The Plan received a determination letter dated May 11, 2010 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan’s prototype document has been amended since applying for the determination letter. The Plan administrator and legal counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Valassis Employees’ Retirement Savings Plan

Notes to Financial Statements

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

Year ended December 31,	2010	2009

Net Assets Available for Benefits, per the financial statements	$399,530,579	$343,515,070

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(592,823)	(2,406,776)

Net Assets Available for Benefits, per the Form 5500	$398,937,756	$341,108,294

The following is a reconciliation of the total additions per the financial statements to total income per the Form 5500:

Year ended December 31,	2010	2009

Increase in Net Assets Available for Benefits, per the financial statements	$56,015,509	$107,227,921

Adjustment from contract value to fair value for fully benefit- responsive investment contracts as of December 31, 2009 and 2008, respectively	2,406,776	5,845,722

Adjustment from contract value to fair value for fully benefit- responsive investment contracts as of December 31, 2010 and 2009, respectively	(592,823)	(2,406,776)

Total Income, per the Form 5500	$57,829,462	$110,666,867

Supplemental Schedule

Valassis Employees’ Retirement Savings Plan

Schedule of Assets (Held at End of Year)

	EIN: 38-2760940
	Plan Number: 004

			(e )
(b)	(c)	(d )	Current
(a) Identity of Issue	Description of Investment	Cost	Value

JPMorgan	Equity Index Fund* - Common Collective Fund	a	$47,404,852
JPMorgan	Stable Asset Income Fund* - Common Collective Fund	a	56,932,256
JPMorgan	SmartRetirement 2010* - Common Collective Fund	a	3,073,310
JPMorgan	SmartRetirement 2015* - Common Collective Fund	a	4,316,383
JPMorgan	SmartRetirement 2020* - Common Collective Fund	a	8,929,785
JPMorgan	SmartRetirement 2025* - Common Collective Fund	a	11,567,531
JPMorgan	SmartRetirement 2030* - Common Collective Fund	a	12,266,590
JPMorgan	SmartRetirement 2035* - Common Collective Fund	a	5,475,104
JPMorgan	SmartRetirement 2040* - Common Collective Fund	a	6,476,915
JPMorgan	SmartRetirement 2045* - Common Collective Fund	a	2,265,287
JPMorgan	SmartRetirement Inc. Fund* - Common Collective Fund	a	1,338,715
JPMorgan	SmartRetirement 2050 Fund* - Common Collective Fund	a	1,398,287
Harbor	International - Mutual Fund	a	36,342,539
American Funds	Growth Fund of America - Mutual Fund	a	42,452,675
Wells Fargo	Adv Sml Cap Growth - Mutual Fund	a	9,514,275
American Beacon	Large Cap Value - Mutual Fund	a	11,576,474
Thornburg	Core Growth - Mutual Fund	a	5,427,439
Artisan	Mid Cap Value - Mutual Fund	a	4,148,916
Davis	New York Venture - Mutual Fund	a	12,283,095
Morgan Stanley	US Mid Cap Value - Mutual Fund	a	3,052,027
Oppenheimer	Main Street Small Cap - Mutual Fund	a	8,840,011
Victory	Small Company Opportunity - Mutual Fund	a	887,021
Federated	Total Return Bond Fund	a	26,492,338
Valassis Communications	Company Stock*	a	33,687,008
JPMorgan	Cash in Stock*	a	47,963
CISC	Brokerage Fund	a	22,777,232
Insurance contracts	Policy Number 6568255	a	5,480
Insurance contracts	Policy Number 6404438	a	5,047
Insurance contracts	Policy Number 6568454	a	4,952
Insurance contracts	Policy Number 6060720	a	4,208
Insurance contracts	Policy Number 6400395	a	2,938
Insurance contracts	Policy Number 6567722	a	3,405
Insurance contracts	Policy Number 6568706	a	2,451
Insurance contracts	Policy Number 6567686	a	2,110
Insurance contracts	Policy Number 6404486	a	1,150
Insurance contracts	Policy Number 6229051	a	915
Various Limited Partnership	Alliancebernstein Hldg L P Unit Ltd Partnership	a	18,664
Various Limited Partnership	Boardwalk Pipeline Partners LP Com Unit Ltd	a	3,113
Various Limited Partnership	Calument Specialty Prods Partners L P Common Units Repstg	a	90,140
Various Limited Partnership	Cheniere Energy Partners L P Com Unit Reptg Limited	a	4,262

Valassis Employees’ Retirement Savings Plan

Schedule of Assets (Held at End of Year)

	EIN: 38-2760940
	Plan Number: 004

			(e )
(b)	(c)	(d)	Current
(a) Identity of Issue	Description of Investment	Cost	Value

Various Limited Partnership	Chesapeake Midstream Partners Lp Unit	a	5,754
Various Limited Partnership	Crestwood Midstream Partners Lp Com Units Repstg Ltd.	a	2,698
Various Limited Partnership	Dcp Midstream Partners Lp Com Units Ltd Partner	a	4,093
Various Limited Partnership	Energy Transfer Partners Lp Ut Ltd Partnership Int.	a	162,565
Various Limited Partnership	Ferrellgas Partners L P Unit Ltd Part	a	25,610
Various Limited Partnership	Genesis Energy L P Unit L.P. Int.	a	5,280
Various Limited Partnership	Inergy Lp	a	155,408
Various Limited Partnership	Kinder Morgan Energy Partners L P	a	181,561
Various Limited Partnership	Linn Energy Lic Unit Repstg Ltd Liability Co. Ints.	a	56,415
Various Limited Partnership	Terra Nitrogen Co L P Com Unit	a	16,435
Various Limited Partnership	Regency Energy Part L P Com Units Repstg Ltd Part Int.	a	25,570
Participants	Participant Loans (3.25% - 10.5% maturing through November 30, 2022)*¿	—	11,240,427

Total			$391,004,679

*	A party-in-interest as defined by ERISA.

a - The cost of participant directed investments is not required to be disclosed.

¿- Includes loans grandfathered in from merged plans

Valassis Employees’ Retirement Savings Plan

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 22, 2011.

Valassis Communications, Inc. Valassis Employees’ Retirement Savings Plan

By:	/s/ Robert L. Recchia
Robert L. Recchia, Chief Financial Officer and Plan Administrator